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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 5)(1)



                                  SAFEWAY INC.
                                (Name of Issuer)




                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                          (Title of Class of Securities)




                                   786514-20-8
                                  (CUSIP Number)





(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 786514-20-8             SCHEDULE 13G         PAGE   2   of   8   PAGES
          -------------                                     -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          SSI ASSOCIATES, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    34,857,472
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   34,857,472
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          34,857,472
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          14.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------

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CUSIP NO. 786514-20-8             SCHEDULE 13G         PAGE   3   of   8   PAGES
          -------------                                     -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          KKR PARTNERS II, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,726,910
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,726,910
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,726,910
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------




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ITEM 1.

        (a)    NAME OF ISSUER:

               Safeway Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5918 Stoneridge Mall Road
               Pleasanton, California  94588

ITEM 2.

        (a)    NAME OF PERSONS FILING:

               SSI Associates, L.P.
               KKR Partners II, L.P.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

        (c)    CITIZENSHIP:

               SSI Associates, L.P. - Delaware
               KKR Partners II, L.P. - Delaware

        (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

        (e)    CUSIP NUMBER:

               786514-20-8

ITEM 3.        Not applicable

ITEM 4.        OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED:

               As of December 31, 1997, (i) SSI Associates, L.P., a Delaware limited partnership, was the record owner of 34,857,472 shares of common stock of Safeway Inc.; and (ii) KKR Partners II, L.P., a Delaware limited partnership, was the record owner of 1,726,910 shares of common stock of Safeway Inc. As of December 31, 1997, KKR Associates, L.P., a New York limited partnership, was


                               Page 4 of 8 pages.
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               the record owner of 18,513,245 shares of common stock of Safeway
               Inc. KKR Associates, L.P. is the sole general partner of SSI Associates, L.P. and KKR Partners II, L.P. in which capacity it may be deemed to be the beneficial owner of the shares of Safeway Inc. common stock beneficially owned by SSI Associates, L.P. and KKR Partners II, L.P. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of Safeway Inc. that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

        (b)    PERCENT OF CLASS:

               See Item 11 of each cover page.

        (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                      See Item 5 of each cover page.

               (ii)   Shared power to vote or to direct the vote:

                      See Item 6 of each cover page.

               (iii)  Sole power to dispose or to direct the disposition of:

                      See Item 7 of each cover page.

               (iv)   Shared power to dispose or to direct the disposition of:

                      See Item 8 of each cover page.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.



                               Page 5 of 8 pages.
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ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               SSI Associates, L.P. and KKR Partners II, L.P. are Delaware limited partnerships, the sole general partner of each of which is KKR Associates, L.P., a New York limited partnership. As the sole general partner of each of SSI Associates, L.P. and KKR Partners II, L.P., KKR Associates, L.P. may be deemed to be the beneficial owner of the securities held by such limited partnerships. SSI Associates, L.P. and KKR Partners II, L.P. may be deemed to be a group in relation to their respective investments in Safeway Inc. SSI Associates, L.P. and KKR Partners II, L.P. do not affirm the existence of a group.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.

















                               Page 6 of 8 pages.
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                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998
                                       SSI ASSOCIATES, L.P.

                                       By:   KKR ASSOCIATES, L.P.
                                       Its:  General Partner


                                       By:   /s/ Salvatore Badalamenti
                                             ----------------------------------
                                             Name:   Salvatore Badalamenti
                                             Title:  Attorney-in-Fact


                                       KKR PARTNERS II, L.P.

                                       By:   KKR ASSOCIATES, L.P.
                                       Its:  General Partner


                                       By:   /s/ Salvatore Badalamenti
                                             ----------------------------------
                                             Name:   Salvatore Badalamenti
                                             Title:  Attorney-in-Fact









                               Page 7 of 8 pages.
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                                 EXHIBIT INDEX


Exhibit  1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statements on Schedule 13G of SSI Associates, L.P. and KKR Partners II, L.P. filed on February 14, 1992).

Exhibit 24 - Power of Attorney

















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